

PITCH VIDEO ▪ **INVESTOR PANEL**

INVEST IN **RAMPER INNOVATIONS**

We keep ramp agents safe + save airlines money

LEAD INVESTOR ⌄

John Dunlap

I have full faith in Tim Fulton's ability to ensure that Ramper Innovations succeeds in changing a core component of the airline industry. Tim has almost four decades of experience working in Airlines - he's the recipient of an Alaska Airlines Legend Award, the highest honor an employee can receive. Since Ramper's founding, Tim has won a prestigious Alaska Angel Conference investment, secured multiple patents, and signed beta agreements with three major aviation industry players. Moreover, Ramper's value proposition is substantial. Ramper Innovations is the right investment for the future of Airline safety and efficiency.

Invested $8,000 this round

ramperinnovations.com   Sitka AK      B2B   Hardware

Highlights

(1) Winner of Alaska Angel Conference Investment 2019 Total of $1M+ raised to date

(2) Two patents have been issued, and multiple international trademark protections are pending.

(3) Conducted numerous trials with our BETA units, getting feedback and identifying weaknesses

(4) Made design changes and are producing units Achieved CE Certification for the European market

(5) First sale in 2022—second sale in 2023 & currently working on closing third sale.

(6) $4B total addressable market worldwide that is projected to grow over 40% by the end of 2025

(7) Currently, we are working with six sales agents with 18 interested companies worldwide.

(8) We have proven there is a need for an affordable product to makes the job safer and less costly

Our Team

 **Tim Fulton** CEO



Passionate about improving ramp ops: developing solutions to the challenging problems of loading and unloading aircraft, especially those helping ramp agents work faster, easier, and with less risk.

I spent 38 years doing the physically demanding job, I saw far too many of my fellow agents getting injured because there was not an affordable solution to the manual method. I choose this idea because it works. I care because I deal with back pain every single day and I want to make sure that isn't the case for others who are doing the job.



Tom Perkowski   Special Advisor

Proven business leader with significant strategy, fundraising, marketing, product and customer development experience in B2B and B2G aerospace and emerging technology markets.



Charlie Petrie   Product Development

Inventor, designer, and patent holder. Has designed and built field hardened equipment that have stood up to the harsh Alaskan environment. One of which is now patented and has been licensed to a large Cathodic Protection equipment manufacturer.



Dave Arp   Advisor

Financial leader known as a trusted advisor, strategic thinker and cohesive team builder. 20+ years of influencing high level decisions informed by data and a 360 view of organization



Tim Rain   Advisor

Senior Executive of multiple International GSE manufacturing and distribution companies.



Michael Bloomfield   Advisor

Retired: Sage Parts Executive Vice President and President/Board Chairperson at the International Airport Equipment Manufacturers' Association.

We reduce the cost, time & injuries of ground handling ops 💪

Ramper Innovations is back with Wefunder, seeking funding to start manufacturing TISABAS units.

We have taken everything we learned from our beta unit trials and now have a production model. We have produced three units and sold two of them. The third unit is being used at trade shows and for operational demonstrations.

There is interest around the world in our unique product. We are actively engaged in sales conversations with companies in the United Kingdom, Spain, Italy, Poland, Saudi Arabia, the United Arab Emirates, Pakistan, India, Thailand, Chile, Peru, Ecuador, Brazil, Mexico, Canada, and the United States.

And our network of sales agents worldwide is bringing in additional customers weekly.

The market is interested; now, we need to start manufacturing units and shipping to fill that interest.

With your help, we can make that happen.

Tim Fulton spent over 38 years as a ramp agent for Alaska Airlines. He then founded Ramper Innovations to pursue his dream of making the airline industry safer. He combined his extensive experience in the airline industry and product development to develop a loading solution that saved rampers' backs & saved airlines money: **TISABAS.**



Coming from the same background as my clients gives me unique insights into the challenges they face. And I am passionate and committed to making ramp agents' jobs safer and easier. But don't just take my word for it! I have received several awards from Alaska Airlines for safety, environmental, customer service and innovation. I was especially honored to receive the Legend Award from Alaska Airlines, which is given to select employees for going above and beyond consistently over years of service. Even the ramp agents who have tested TISABAS are in love with it!

- Founder & CEO, Tim Fulton



Ramper Innovations
reducing Costs, Time
Injuries of Airline's Ground
Handling Operations





Ramper Innovations' vision

Bring manufacturing to Southeast Alaska, and make airlines industry jobs safer and easier around the world.



The Problem

We have witnessed many advances in technology since this photo was taken over 70 years ago.

Unfortunately, airlines are still manually loading aircraft bellies.



Have you ever wondered about your checked bag's journey?

Here's a secret: ramp agents still manually load each one!

Results of this:

- 3 of top 7 reasons a plane is delayed

- **76%** of ramp agents get injured

- **$122,000** per injury

- **107% staff turnover**

- $2.1B yearly in baggage damage



Our Solution: TISABAS

Our solution is a compact, motorized folding conveyor system. The name conveys our mission: **"TIm SAves BAcks."**

TISABAS is:

- Affordable

- Portable

- Ergonomic

- Simple to run, operate & maintain

- Versatile

- **Designed by a ramper, for rampers**



What Rampers Say

"2 of us unloaded a fully packed 737-800 without breaking a sweat. I was impressed at how fast the sections folded down and lengthened as the pit emptied out."

Greg Reynolds,
Ramp Service Agent








What our Customers Say

"Your development will increase efficiency in cargo and baggage handling, it will save the backs of our frontline ambassadors. We thank you for helping us achieve our 25-minute turnaround mandate."

Luis Ramos,
CEO of AeroCharters

The World's Best

Initial market

- Airlines
- Ground Handling Companies
- Cargo/Package Handling companies

Market Size

- 5000 Airlines with an ICAO Code
- Ground Handling Over 500
- E-commerce is growing

Market Projections

- Increase by $4B to $10.5B by 2025.
- International TAM $1.04B SAM $200.8M


Airline Companies
1 2 3 4 5 6 7 8 9 10
BASED ON 2022 REVENUE
Delta
American Airlines
United Airlines
Lufthansa
Air France -KLM
Southwest Airlines
IAG
China Southern Airlines
Air Canada
Turkish Airlines
BASED ON 2023 SKYTRAX AWARDS
Singapore Airlines
Qatar Airways
All Nippon Airways
Emirates
Japan Airlines
Turkish Airlines
Air France
Cathay Pacific
EVA
Korean Air
BASED ON FLEET SIZE
American Airlines
Delta
United Airlines
Southwest Airlines
China Southern
China Eastern
Ryanair
Air China
Turkish Airlines
Lufthansa
BASED ON SAFETY
Qantas
Air New Zealand
Etihad Airways
Qatar Airways
Singapore Airlines
TAP Air Portugal
Emirates
Alaska Airlines
EVA
Virgin Atlantic
More charts: genuineimpact.substack.com

Marketing

Continued outreach through

- Strategic trade shows
- LinkedIn
- Establishing Tim as a respected speaker and advocate for Ramp agents
- Support Sales Agents with their regional marketing
- Working with distributors for marketing and co-branding


Ramper
Innovations
Reducing Costs, Time &
Injuries of Ground Handling
Operations

Business Model



Product :TISABAS
- Sales or lease
- Sales Agents and Distributor

Other product Revenue
- Replacement parts
- Additional product components
- Additional products

Service
One time/Periodic
- Installation
- Maintenance
- Initial training

Recurring
- Basic/Extended warranty
- Basic/Extended service agreement
- Quarterly/Annual recertification training



| 2017 | 2018/19 | 2020 | 2023 |

Evolution of TISABAS from Proof of Concept to Production!

TISABAS vs the Competition

	TISABAS	Manual Loading	External-Extension Systems	In-Plane Systems

			System	
Cost	$35K	Extreme	$300K	$140K and up.
Speed of Loading / Unloading	Quicker turns has four speeds for efficiencies	Crew dependent	Faster than manual and in-plane system	Slow
Ramper injury Rate	Reduces	High	Reduces	Reduces
Aircraft Damage	Meets floor bearing weight; reduces damage	High	Does not meet floor bearing weight	Requires FAA certification
Operations compatibility	Works with existing equipment	Works with existing equipment	Relaces existing equipment	Works with existing equipment
Impact from equipment malfunction	Unit folds & moves out of the way quickly, so manual can occur	N/A	Aircraft out of service	Cargo hold out of service
Ramp agent rating	Consistent "THUMBS UP"	Some still like the manual method	Mixed(concerned about being replaced)	Mixed (concerned about being replaced)

14

Our Traction

- US issued patent and a continuation in part

- Trademark protection in USA, China, Australia, New Zealand, India, Japan

- NTO approval from Boeing & Airbus

- SRA (Safety Review Assessment) Issued by Alaska Airlines

- Achieved CE Compliance (allows us to sell in Europe and the United Kingdom)



15



Our Traction (Continued)

- Raised $237K Pre-seed



- Raised $237K Pre-seed
- Raised $372K in the current round
- First sale Jan. 2022 (Mexico)
- Second sale Dec. 2022 (Malaysia)
- In-house production of the first three units
- Sales agents in North America, Latin America, META, Asia, China, and Europe.
- Negotiating Distribution Agreements

16

Our Traction (Continued)

- Multiple trials with our BETA units to identify items that needed to change
- Received feedback from Ramp Agents
- Addressed what we learned with a redesign
- Built, tested, sold, and shipped units
- Currently manufacturing and assembling in Sitka Alaska



17



Michael Bloomfield
Founder of SAGE Parts Plus
40 years experience selling
GSE parts to airlines and
ground handling

Dave Arp
25 plus years experience
in Business strategy and
Financial management



companies

Advisory Board



Tim Rane
Senior Executive of
multiple International
GSE manufacturing and
distribution companies.

Tom Perkowski
Experienced in Business
Development and
Marketing, specializing in
aviation



18



**Tim Fulton
CEO**
38 years of doing the
physically demanding job.
7 years as CEO bringing his
passion and commitment
to making the job safer

**Danen Vest
Project Manager**
Experience, knowledge, in
production and
manufacturing in the
aerospace industry



Product Team



**Charlie Petrie
Head of Product
Development &
Manufacturing**
Experienced with patents
and bringing products to
market

**Kevin Sobolesky
Electrical Engineer**
Experienced with
Electronics PCB
Engineering and design






Money from this raise will be used to manufacture units
We have put our BETA models through numerous trials and demonstrations and have made the needed changes to our production model. We have interest in our product around the world. Our next step is to manufacture the units to sell.
Your investment will help us produce units to sell!
© 2023 Ramper Innovations Inc. | Privileged and Confidential.
All rights reserved.


ARD ROCK HOTEL, PUNTA CANA
We appreciate you considering making an investment!
Ramper Innovations Inc. | Privileged and Confidential.
All rights reserved.
21

Ramper Innovations is back with WeFunder, seeking funding to start manufacturing TISABAS units.

We have taken everything we learned from our beta unit trials and now have a production model. We have produced three units and sold two of them. The third unit is being used at trade shows and for operational demonstrations.

There is interest around the world in our unique product. We are actively engaged in sales conversations with companies in the United Kingdom, Spain, Italy, Poland, Saudi Arabia, the

United Arab Emirates, Pakistan, India, Thailand, Chile, Peru, Ecuador, Brazil, Mexico, Canada, and the United States.

And our network of sales agents worldwide is bringing in additional customers weekly.

The market is interested; now, we need to start manufacturing units and shipping to fill that interest.

With your help, we can make that happen.